UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

TABLE OF CONTENTS

SIGNATURES

Financial Statements and Schedule

Consent of BDO USA, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

Date: June 20, 2013	/s/ John G. Sample, Jr.
Senior Vice President, CFO and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule As of December 31, 2012 and 2011 and for the year ended December 31, 2012 together with Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2012 and 2011 and For The Year Ended December 31, 2012

with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2012 and 2011

Notes to Financial Statements...4

Supplemental Schedule:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year).................................................................................................................................................................19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The accompanying supplemental Schedule H, 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP
Atlanta, Georgia
June 20, 2013

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets:
Cash	$ -	$ -
Investments, at fair value (Note 3)
Common/collective trusts	1,339,485	1,277,820
Employer securities	1,162,951	733,853
Registered investment companies	10,529,433	8,627,736
Total investments	13,031,869	10,639,409
Receivables:
Employer contributions	26,250	214
Notes receivable from participants	131,067	127,913
Total receivables	157,317	128,127
Payable to Plan Trustee	(1,875)	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 13,187,311	$ 10,767,536

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

Additions to Net Assets
Contributions:
Participants	$ 648,852
Company	481,287
Rollovers	38,756

TOTAL CONTRIBUTIONS	1,168,895

Interest and dividend income	196,902

Net appreciation in fair market value of investments (Note 3)	1,516,114

TOTAL ADDITIONS TO NET ASSETS	2,881,911

Deductions from Net Assets
Benefit payments to participants	417,466
Fees	44,670

TOTAL DEDUCTIONS	462,136

Net Increase	2,419,775

Net Assets Available for Benefits at Beginning of Year	10,767,536

Net Assets Available for Benefits at End of Year	$ 13,187,311

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees.  Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participating Companies: As of December 31, 2012, the Company owned three insurance subsidiaries, Bankers Fidelity Life Insurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc.  All four of these subsidiaries were eligible to participate in the Plan.

Plan Administration: Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 4% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 50% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitations were limited to $17,000 for 2012 and $16,500 for 2011.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the statement of changes in net assets available for benefits.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan. The maximum individual catch-up contribution amount was $5,500 for both 2012 and 2011.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN—Continued

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching contribution equal to a certain percentage of each participant’s contributions.  The Company may also make profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  For the years ended December 31, 2012 and 2011, the Company’s matching contribution equaled 50% of up to the first 4% of a participant’s pre-tax contribution.  In addition to the matching contribution, in 2012 and 2011 the Company also made a total profit sharing contribution of $346,631 and $271,755, respectively, which included a safe harbor non-elective contribution to all employees of 3% of compensation.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including catch-up contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit sharing contributions.

Participants “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:
Less than one                                                                                            0%
One                                                                                                            20%
Two                                                                                                           40%
Three                                                                                                         60%
Four                                                                                                           80%
Five                                                                                                          100%

In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or they may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account. A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN—Continued

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions.  As of December 31, 2012, participants in the Plan may invest in any of the following investment options:

●
Allianz NFJ Dividend Value Fund – seeks long-term growth of capital and income.  The fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that pay or are expected to pay dividends.  It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion.  The fund may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.

●	Atlantic American Corporation Common Stock Fund – allows employees to directly participate in the future success of the company through stock ownership.

●
Baron Growth Fund – seeks capital appreciation.  The fund invests for the long term primarily in equity securities in the form of common stock of small-sized growth companies with market capitalizations of under $2.5 billion at the time of purchase selected for their capital appreciation potential. It purchases securities in businesses that BAMCO, Inc. (“BAMCO” or “the Advisor”) believes could double in value in four of five years, and then hopefully, double again in the next four to five years.

●
Columbia Mid Cap Value Fund – seeks to provide long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell Midcap Value Index that are believed to be undervalued and have the potential for long-term growth.  It may invest up to 20% of total assets in foreign securities.  The fund also may invest in REITs.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN—Continued

•
Columbia Small Cap Value Fund – seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index that are believed to be undervalued and have the potential for long-term growth of capital.  It may invest up to 20% of total assets in foreign securities and also may invest in REITs.

•
DFA International Value Fund – seeks long-term capital appreciation.  The fund is a Feeder Portfolio and pursues its objectives by investing substantially all of its assets in its corresponding master fund, The DFA International Value Series of The DFA Investment Trust Company. The DFA International Value Series, intends to purchase stocks of large companies associated with developed market countries that the Advisor has designated as approved markets. It may gain exposure to companies associated with approved markets by purchasing equity securities in the form of depository receipts, which may be traded or listed outside the issuer’s domicile country.

•
Fidelity Puritan Fund – seeks income and capital growth consistent with reasonable risk.  The fund invests 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities.  It invests at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock).  The fund also invests in domestic and foreign issuers and in Fidelity’s central funds.

•
Invesco Dynamics Fund – seeks long-term capital growth.  The fund normally invests in equity securities of mid-capitalization companies that have a market capitalization within the range of the largest and smallest capitalized issuers included in the Russell Mid Cap Index.  It may invest up to 25% of its total assets in foreign securities.

•
Oppenheimer Global Opportunities Fund – seeks capital appreciation, consistent with preservation of principal, while providing current income. The fund primarily invests in equity securities of issuers in the U.S. and foreign countries but may invest in debt securities with up to 25% of assets in “lower-grade” securities commonly known as “junk bonds”.  The fund typically invests in a number of different countries and can invest in any country, including countries with developing or emerging markets.  It invests a substantial portion of its assets in small and mid-sized companies.

•
PIMCO Total Return Fund – seeks maximum total return. The fund normally invests at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  It may invest all assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage or asset-backed securities. The fund also invests up to 10% of total assets in preferred stocks.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN—Continued

•
Putnam International Capital Opportunities Fund – seeks long-term capital appreciation.  The fund invests in common stocks of companies outside the United States that are believed to have favorable investment potential. It invests mainly in developed countries, but may invest in emerging markets. The fund may also use derivatives, such as futures, options, certain foreign currency transactions warrants and swap contracts for both hedging and non-hedging purposes.

•
T. Rowe Price Blue Chip Growth Fund – seeks long-term growth of capital; income is secondary.  The fund will normally invest at least 80% of assets in the common stocks of large and medium-sized blue chip growth companies.  It focuses on companies with leading market position, seasoned management and strong financial fundamentals.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures and options.

•
T. Rowe Price Retirement Strategy Funds – seeks the highest total return over time consistent with an emphasis on both capital growth and income.  The funds invest in a set of underlying T. Rowe Price mutual funds representing a variety of asset classes and investment styles.  Each fund’s asset mix becomes more conservative – both prior to and after the respective stated target date – as time elapses.  Once a fund reaches its most conservative planned allocation, approximately 30 years after its stated target retirement date, its allocation to stocks will remain fixed at approximately 20% of assets.  The remainder will be invested in 60% fixed income securities and 20% short-term securities.

•
Vanguard Mid Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•
Vanguard Small Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks.  The fund employs a an indexing investment approach designed to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of the stocks of smaller U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF THE PLAN—Continued

•
Vanguard Total Bond Market Index Fund - seeks to track the performance of a broad, market-weighted bond index.  The fund employs an indexing approach designed to track performance of the Barclays Capital US Aggregate Float Adjusted Index. The fund invests by sampling the index. It invests at least 80% of assets in bonds held in the index. The fund maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years.

•
Wells Fargo Enhanced Stock Market Fund – seeks long term capital growth by owning a diversified portfolio of established companies which produce superior and sustainable earnings growth.  The Fund invests principally in equity securities of large U.S. companies, which are defined as companies with market capitalizations within the range of the S&P 500 Index.  The Trustee implements a systematic active management approach built upon a quantitatively oriented fundamental methodology.  The Fund is S&P 500 Index centric investing in a wide range of sectors and industries.  Under normal circumstances, management intends to keep the Fund’s assets fully invested in common stocks.

•
Wells Fargo Stable Return Fund – seeks long term capital growth by owning a diversified portfolio of established companies which produce superior and sustainable earnings growth.  The Fund achieves its investment objective of principal preservation through ownership of a broadly diversified portfolio of high quality assets, instruments with limited principal fluctuation, such as money market instruments and Guaranteed Investment Contracts (GICs) or their alternatives, are heavily emphasized.  Reinvestment risk is minimized through the employment of a laddered maturity structure.  The Fund enhances return through the application of disciplined fixed income management techniques combined with fundamental economic, credit and market analysis.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $1,429 were used to offset administrative expenses charged to the Plan in 2012 and no forfeitures were used to reduce employer contributions.  At December 31, 2012 and 2011, there were $13,859 and $17,163, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1%.  Principal and interest are paid ratably through payroll deductions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 1—DESCRIPTION OF THE PLAN—Continued

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principle residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; shall make no more than one withdrawal during any calendar quarter; and shall incur a mandatory suspension of all contributions for twelve months after such withdrawal.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee and recordkeeping fees are paid by the Plan.  Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fee amount on the statement of changes in net assets available for benefits.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts provided that those net assets available for benefits are established under a trust whereby the trust itself is adopted as part of one or more qualified employer-sponsored defined contribution plans. The Plan invests in investment contracts through collective trusts. The contract value of these investments is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the collective trusts approximates contract value as of December 31, 2012 and 2011.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default”. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the statement of changes in net assets available for benefits.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2—ACCOUNTING POLICIES-Continued

Investment Valuation and Income Recognition:  The Plan's investments are reported at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Plan's interest in the common/collective trusts is valued at the net asset value based on information reported by the investment advisor/trustee using the audited financial statements.  The net asset value, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities.  The common/collective trusts do not have a finite life, unfunded commitments or significant restriction on redemptions and participant transactions may occur daily.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.  The Plan did not classify any of its assets as Level 1 instruments.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include certain common/collective trusts, employer securities and registered investment companies.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 2—ACCOUNTING POLICIES-Continued

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  The Plan assets identified as Level 3 instruments include stable value funds.  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds.  As of December 31, 2012 and 2011, the Plan’s stable value funds valued using Level 3 criteria totaled $945,810 and $919,207, respectively. The use of different criteria or assumptions regarding data may have yielded different valuations.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2—ACCOUNTING POLICIES-Continued

As of December 31, 2012, assets carried at fair value were measured on a recurring basis as summarized below:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
*Stable value funds	$ -	$ -	$ 945,810	$ 945,810
Other	-	393,675	-	393,675
Subtotal	-	393,675	945,810	1,339,485
Employer securities	-	1,162,951	-	1,162,951
Registered investment companies:
Growth funds	-	2,322,530	-	2,322,530
Value funds	-	1,185,671	-	1,185,671
Balanced funds	-	1,160,334	-	1,160,334
Target date funds	-	3,123,713	-	3,123,713
International funds	-	268,455	-	268,455
Index funds	-	644,488	-	644,488
Fixed income funds	-	1,622,738	-	1,622,738
Other funds	-	201,504	-	201,504
Subtotal	-	10,529,433	-	10,529,433

Total	$ -	$12,086,059	$ 945,810	$13,031,869

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 2—ACCOUNTING POLICIES-Continued

As of December 31, 2011, assets carried at fair value were measured on a recurring basis as summarized below:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
*Stable value funds	$ -	$ -	$ 919,207	$ 919,207
Other	-	358,613	-	358,613
Subtotal	-	358,613	919,207	1,277,820
Employer securities	-	733,853	-	733,853
Registered investment companies:
Growth funds	-	2,070,270	-	2,070,270
Value funds	-	1,134,386	-	1,134,386
Balanced funds	-	1,018,193	-	1,018,193
Target date funds	-	2,269,108	-	2,269,108
International funds	-	268,752	-	268,752
Index funds	-	386,855	-	386,855
Fixed income funds	-	1,299,701	-	1,299,701
Other funds	-	180,471	-	180,471
Subtotal	-	8,627,736	-	8,627,736

Total	$ -	$ 9,720,202	$ 919,207	$10,639,409

*The Wells Fargo Stable Return Fund invests in guaranteed investment contracts and has certain withdrawal restrictions for liquidity reasons.  The provisions of the trust provide that withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months advance notice.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 2—ACCOUNTING POLICIES-Continued

At December 31, 2012, the Plan had no unfunded commitments related to the common/collective trusts.

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no transfers between levels 1, 2, or 3.

The following is a roll-forward of the financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the two years ended December 31, 2012.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Stable Value Fund

Balance, January 1, 2011	$ 704,256
Contributions	309,354
Withdrawals	(113,986)
Appreciation in fair value	19,583
Balance, December 31, 2011	919,207
Contributions	293,501
Withdrawals	(284,537)
Appreciation in fair value	17,639
Balance, December 31, 2012	$ 945,810

The Plan assets identified as Level 3 instruments are comprised solely of stable value funds.  They are not actively traded and valuation techniques used to measure their fair value are primarily based on data provided from the sponsors of the underlying stable value funds.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair market value of investments.

Payment of Benefits:  Distributions to participants are recorded when payment is made.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 2—ACCOUNTING POLICIES-Continued

New Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“ASU 2010-6”), which requires entities to make disclosures about recurring and nonrecurring fair value measurements.  In accordance with ASU 2010-6, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  ASU 2010-6 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  The disclosures in ASU 2010-6 are effective for interim and annual reporting periods beginning after December 15, 2009, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures were effective for fiscal years beginning after December 15, 2010 and are contained herein.

In May 2011, the FASB has issued ASU No. 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”).  This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”), collectively “the Boards”, on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”.  The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments to the FASB Accounting Standards CodificationTM (Codification) in this ASU are to be applied prospectively.  For public entities, the amendments are effective during interim and annual periods beginning after December 31, 2011.  The adoption did not have a material effect on the financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3—INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Allianz NFJ Dividend Value Ins. Fund	$ 791,457	$ 691,953
Atlantic American Corporation Common Stock Fund	1,162,951	733,853
Fidelity Puritan Fund	1,160,335	1,018,193
PIMCO Total Return II (I) Fund	1,622,738	1,299,701
T. Rowe Price Blue Chip Growth Fund	1,227,622	1,098,206
T. Rowe Price Retirement Fund 2010	942,015	775,226
T. Rowe Price Retirement Fund 2015	884,349	660,407
Wells Fargo Stable Return Fund G	945,810	919,207

Net appreciation in fair market value of investments by major investment type for the year ended December 31, 2012 is as follows:

Employer securities - Common stock	$ 404,076
Registered investment companies	1,040,231
Common/collective trusts	71,807

$ 1,516,114

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets as of December 31, 2012 and 2011 and the significant components of the change in net assets for the years then ended relating to the Company’s common stock (nonparticipant-directed investments) is as follows:

Net Assets:	2012	2011
Common Stock – Atlantic American Corporation	$ 177	$ 2,161

Changes in Net Assets:
Net appreciation (depreciation) in fair value of common stock	$ 1,028	$ (91)
Vested during the year	(2,862)	(2,000)
Forfeitures	(150)	-
Total activity	$ (1,984)	$ (2,091)

NOTE 5—TAX STATUS

The Plan uses a Volume Submitter Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 26, 2010, which states that the Volume Submitter Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011
NOTE 6—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts as of the termination date.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 377,919 shares and 364,573 shares of Atlantic American Corporation (the Plan Sponsor) common stock as of December 31, 2012 and 2011, respectively in the Atlantic American Corporation Common Stock Fund.  The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $1,162,951 and $733,853, at December 31, 2012 and 2011, respectively.

Certain investments totaling $1,339,485, held by the Plan at December 31, 2012, are managed by the Trustee and /or its affiliates.  These transactions qualify as party-in-interest transactions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2012

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

	Allianz Global Investors	Allianz NFJ Dividend Value Ins. Fund, 62,369 units	(a)	$791,457

*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 80,288 units	$634,213	1,162,951

	Baron Capital, Inc.	Baron Growth Fund, 11,331 units	(a)	608,010

	Columbia Management	Columbia Mid Cap Value Z Fund, 23,800 units	(a)	352,720
		Columbia Small Cap Value II Z Fund, 2,796 units	(a)	41,494

	DFA International	DFA International VL Port INS CL, 7,837 units	(a)	130,099

	Fidelity Investments	Fidelity Puritan Fund, 59,780 units	(a)	1,160,334

	Invesco AIM Management Group, Inc.	Invesco Dynamics I Fund, 20,037 units	(a)	486,898

	Oppenheimer Funds	Oppenheimer Global Opportunities Y Fund, 6,849 units	(a)	201,504

	PIMCO Funds	PIMCO Total Return II (I) Fund, 151,942 units	(a)	1,622,738

	Putnam Investments	Putnam International Capital Opportunity Y Fund, 4,213 units	(a)	138,356

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2012

	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund, 26,904 units	(a)	1,227,622
		T. Rowe Price Retirement Fund 2005, 16,604 units	(a)	201,078
		T. Rowe Price Retirement Fund 2010, 57,405 units	(a)	942,015
		T. Rowe Price Retirement Fund 2015, 68,821 units	(a)	884,349
		T. Rowe Price Retirement Fund 2020, 7,376 units	(a)	131,213
		T. Rowe Price Retirement Fund 2025, 8,425 units	(a)	110,116
		T. Rowe Price Retirement Fund 2030, 20,754 units	(a)	390,389
		T. Rowe Price Retirement Fund 2035, 12,331 units	(a)	164,625
		T. Rowe Price Retirement Fund 2040, 5,835 units	(a)	110,681
		T. Rowe Price Retirement Fund 2045, 855 units	(a)	10,831
		T. Rowe Price Retirement Fund 2050, 16,739 units	(a)	177,262
		T. Rowe Price Retirement Fund 2055, 110 units	(a)	1,154

	Vanguard Group	Vanguard Small Cap Index Inv Fund, 2,166 units	(a)	83,911
		Vanguard Mid Cap Index Inv Fund, 9,732 units	(a)	218,677
		Vanguard Total Bond Market Index I Fund, 30,830 units	(a)	341,900

*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.25% to 6.00%	-	131,067

*, **	Wells Fargo Bank, NA	Wells Fargo Enhanced Stock Market Fund G, 3,410 units	(a)	393,675
		Wells Fargo Stable Return Fund G, 18,913 units	(a)	945,810

	TOTAL			$13,162,936

* Indicates party in interest
** Common/collective trusts
(a) Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-90890) of Atlantic American Corporation of our report dated June 20, 2013, relating to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan which appear in this Form 11-K for the year ended December 31, 2012.

BDO USA, LLP
Atlanta, Georgia
June 20, 2013